File No. 812-
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
VANECK RUSSIA ETF
VANECK RUSSIA SMALL-CAP ETF
SERIES OF VANECK ETF TRUST
VAN ECK ASSOCIATES CORPORATION
Application for an Order pursuant to Section 22(e)(3) of the Investment Company Act of 1940
Please send all communications to:

Allison M. Fumai, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797
Copies to:
Jonathan R. Simon, Esq.
VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017

Page 1 of 19 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on December 28, 2022

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:
In the Matter of:	: APPLICATION FOR AN ORDER
: PURSUANT TO
VANECK RUSSIA ETF AND	: SECTION 22(e)(3) OF THE
VANECK RUSSIA SMALL-CAP ETF,	: INVESTMENT COMPANY ACT
SERIES OF	: OF 1940
VANECK ETF TRUST; VAN ECK	:
ASSOCIATES CORPORATION	:
:
:
666 Third Avenue, 9th Floor	:
New York, New York 10017	:
:
:
:
File No. 812 -	:
:

VanEck Russia ETF and VanEck Russia Small-Cap ETF (the “Funds,” and each, a “Fund”), series of VanEck ETF Trust (the “Trust”), and Van Eck Associates Corporation (“VEAC”), the Funds’ investment adviser, hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”), to suspend the right of redemption with respect to shares of each Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. The Trust, on behalf of each Fund, and VEAC are referred to herein collectively as the “Applicants.” Applicants request that the suspension and, if necessary, postponement remain in place with respect to each Fund until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order requested herein. Applicants further request that such order be made effective as of December 28, 2022, with the suspension of redemption rights to be effective as of December 28, 2022 and, if necessary, the postponement of payment of redemption proceeds to apply to redemption orders received on or after December 23, 2022 but not yet paid as of December 28, 2022.
Applicants represent the following:
I.Description of Applicants
The Trust is a Delaware statutory trust. The Trust is registered with the Commission under the 1940 Act as a series open-end, management investment company. The Trust has 69 series, each series of shares having a different investment objective and different investment policies. Each Fund is one such series; VanEck Russia ETF and VanEck Russia Small-Cap ETF began operations in 2007 and 2011, respectively. Each Fund is a non-diversified open-end investment company operating as an exchange-traded fund (“ETF”) pursuant to Rule 6c-11 under the 1940
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Act, which provides that shares of an ETF can be purchased or redeemed directly from the ETF at net asset value solely by authorized participants and only in aggregations of a specified number of shares.1 Individual shares of an ETF can only be bought and sold in the secondary market through a broker-dealer. VanEck Russia ETF’s investment objective is to seek to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Russia Index (the “Russia Index”). VanEck Russia Small-Cap ETF’s investment objective is to seek to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Russia Small-Cap Index (the “Russia Small-Cap Index,” and together with the Russia Index, the “Indexes”). Each Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index. The Indexes each includes securities, which may include depositary receipts, of Russian companies. Shares of each Fund are currently listed on Cboe BZX Exchange, Inc. (“Cboe”); however, trading in each Fund’s shares has been halted by Cboe since March 4, 2022.
VEAC is the investment adviser of each Fund. VEAC is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. VEAC is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. VEAC valued its assets under management at approximately $61 billion as of September 30, 2022.
II.Relief Requested
Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of each Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. Applicants request that the order be effective as of December 28, 2022, and, if necessary, the postponement of payment of redemption proceeds apply to redemption orders received on or after December 23, 2022 but not yet paid as of December 28, 2022. Applicants request that the order remain effective with respect to each Fund until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of each Fund.
Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days, except for any period during which the New York Stock Exchange (“NYSE”) is closed other than customary weekend and holiday closing, or during trading on which the NYSE is restricted.
Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, except in the limited circumstances permitted by Section 22(e)(1), only the Commission has the authority to permit the Fund to suspend redemptions or to postpone the date of repayment of redemption proceeds more than seven days after a redemption order is received.
1 As described below, new creations of VanEck Russia ETF’s and VanEck Russia Small-Cap ETF’s shares have been suspended since March 3, 2022 and March 2, 2022, respectively.
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III.Justification for the Relief Requested
The circumstances leading to the request for relief arise from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. A substantial number of each Fund’s positions in Russian equity securities have been rendered illiquid and are now fair valued at or near zero. The determinations that those positions are illiquid and should be valued at or near zero are based on a number of factors, including among other things: the Funds are prevented by Russian law and U.S. economic sanctions from selling the securities and from repatriating the proceeds of any such sale in U.S. dollars; depositary receipts relating to Russian equity securities have been suspended from trading, and depositary receipts relating to Russian equity securities traded at close to zero in their last day of trading; recently adopted legal restrictions under Russian law will require the delisting of foreign depositary receipts; Russian equity securities have been removed from securities indices at prices approximating zero; and there is not a market available to U.S. holders to dispose of any of Russian equity securities in exchange for proceeds of any kind and that is expected to be the case for an unknown period of time. VEAC’s Pricing Committee determined that its conclusions regarding the liquidity and valuation of each Fund’s Russian equity securities were consistent with the conclusions reached by a substantial number of third-party fund families and investors. The aggregate net asset value of VanEck Russia ETF and VanEck Russia Small-Cap ETF have fallen from approximately $1.376 billion and $24.1 million, respectively, on December 31, 2021 to approximately $36.4 million and $427.1 thousand, respectively, on November 30, 2022.
VanEck Russia ETF and VanEck Russia Small-Cap ETF temporarily suspended new creations of its shares until further notice due to concerns about the newly imposed restrictions impacting the ability of U.S. investors to transact in securities in the Indexes, among other reasons, effective March 3, 2022 and March 2, 2022, respectively.2 VEAC implemented a voluntary waiver of its management fee for each Fund beginning on March 11, 2022, which was applied to management fees from March 11, 2022 to the present.
Prior to market open on March 4, 2022, Cboe halted trading of each Fund’s shares in light of ongoing issues related to Russia’s invasion of Ukraine.3 Since trading is halted, each Fund’s shares no longer have a daily closing price, and a premium/discount to NAV cannot be calculated. Additionally, as a result of circumstances related to Russia’s invasion of Ukraine, VanEck Russia ETF’s and VanEck Russia Small-Cap ETF’s approximately $36 million and $427 thousand in assets, respectively, represent primarily cash instead of Russian equity securities, which are currently valued at or near zero, as discussed above. It is anticipated that each Fund’s shares will be delisted by Cboe on a date 15 days after the requested relief is granted and coinciding with the payment of the initial liquidating distribution by the Fund (or an earlier date if Cboe determines in its discretion to delist shares of a Fund, which may occur even if the requested relief is not granted). If shares of a Fund are delisted by Cboe, the Fund will not be able to continue to operate as an ETF, pursuant to Rule 6c-11. In addition, on March 1, 2022, MarketVector Indexes GmbH, the index provider for the Indexes, suspended future rebalances of the Indexes.
2 See Exchange-Traded Funds, Rel. Nos. 33-10695; IC-33646, 84 FR 57162, 57178 (Oct. 24, 2019) (“[A]n ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.”).
3 See Trading of VanEck’s Russia ETFs (RSX and RSXJ) Halted, https://www.businesswire.com/news/home/20220307005286/en/Trading-of-VanEck%E2%80%99s-Russia-ETFs-RSX-and-RSXJ-Halted; Business Wire (Mar. 4, 2022).
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Since late February 2022, Fund management has kept the Board of Trustees of the Trust (the “Board”) informed of the effect of geopolitical affairs on the valuation and liquidity of each Fund’s portfolio. At a meeting of the Board on March 4, 2022, Fund management informed the Board that, although each Fund had previously sold certain of its holdings for cash, a large number of securities held by each Fund had been determined to be illiquid, as that term is defined in Rule 22e-4 under the 1940 Act, pursuant to the Trust’s liquidity risk management program. In communications following the March 4, 2022 meeting, Fund management informed the Board that virtually all of the Funds’ direct and indirect holdings of Russian equity securities had become illiquid and that VEAC’s Pricing Committee had determined to fair value all of those positions at close to zero in accordance with the Trust’s valuation procedures. On June 29, 2022, VEAC’s Pricing Committee determined to fair value virtually all of the Funds’ holdings of Russian equity securities at zero. Because it was no longer possible to operate each Fund consistent with its investment strategy and in order to help ensure that all shareholders would share in the value, then or in the future, of the Fund’s portfolio securities, the Board, on the recommendation of Fund management and upon its own consideration of various relevant factors, voted to approve the liquidation of the Funds and adopted a Plan of Liquidation and Termination (the “Plan of Liquidation”) for the Funds. The Plan of Liquidation, as of the date of this Application, is attached to this Application as Exhibit C. In each Fund’s liquidation, an amount equal to the value of all of the Fund’s liquid assets, less the amount of a reserve (“Reserve”) in an amount estimated to meet the Fund’s outstanding liabilities, costs of the liquidation, taking into account the political and market uncertainties impacting the sale of Russian securities, and the expenses necessary for the continued limited operation of the Fund through its final termination, will be distributed ratably among the Fund’s shareholders in the form of cash (except with respect to an interest in a liquidating trust). The amount of each Fund’s Reserve will be determined before the Fund’s initial liquidating distribution is made.
The Plan of Liquidation provides that if, at any time prior to the termination of a Fund, VEAC determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell securities now valued at or near zero in transactions on the principal exchanges for such securities and unless VEAC determines that temporarily delaying such a sale would be in the best interests of Fund shareholders (including with respect to best execution obligations), VEAC may retain a broker, dealer, transition manager, or entity acting in a similar capacity to sell those securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such transition manager with respect to a Fund will be paid solely from the proceeds of any sale of the Fund’s securities effected by it. Each Fund may alternatively sell securities now valued at or close to zero in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of VEAC, the Board considers that such sales would be appropriate. Each Fund will distribute the net proceeds of any sale of such securities after their receipt or defer distribution to permit the Fund to aggregate the proceeds of multiple sales into a single distribution in accordance with the Plan of Liquidation.
The Plan of Liquidation provides that each Fund will be terminated (A) after payment of the final liquidating distribution and redemption of all outstanding shares of the Fund or as soon as practicable thereafter; (B) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (C) if earlier than (A) or (B), on a date on or after December 31, 2023 determined by the Board of the Trust upon recommendation of VEAC (the “Termination Date”). Any determination to terminate a Fund will be made by the Board, including a majority of the Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the 1940 Act (the “independent Trustees”), upon a recommendation by VEAC. In the case of (B) or (C), immediately prior to the Termination Date of a Fund, a final liquidating distribution of any portion of the Fund’s Reserve that has not yet been distributed by the Fund shall be made, whereupon all outstanding shares of the Fund shall be redeemed automatically, and any
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remaining Russian equity securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board. Each Fund’s Reserve will be set at an amount intended to provide substantial flexibility to delay the Termination Date beyond December 31, 2023, if VEAC and the Board consider such a delay appropriate.
In approving the Plan of Liquidation, the Board considered a number of factors, including, but not limited to, the fact that Fund management represented that it was no longer possible to manage each Fund in a manner consistent with its investment strategy and that a liquidation was expected to have the effect of ensuring that all shareholders receive an equal pro rata share of the Fund’s remaining assets, including any value the Fund’s Russian equity security holdings might attain before the termination of the Fund.
Notwithstanding the present inability to dispose of Russian securities held by the Funds, Applicants have determined to seek the requested order at this time because Applicants believe that liquidation of each Fund is in the best interests of each Fund’s shareholders. Without the requested relief, the Funds will be required to satisfy redemption requests from authorized participants, while other investors would be unable to trade the Funds’ shares. Although the Funds have received no redemption orders since the invasion began, it is possible that redemption orders could be received at any time.
In addition, each Fund will not be eligible to rely on Rule 6c-11 once the Fund’s shares are delisted by Cboe. As a consequence, to the extent that a Fund is obligated to satisfy any individual redemption requests received from non-authorized participant shareholders of the Fund, the Fund would be unable to accept or process such redemption requests from an operational perspective because the Fund and its service providers do not have the operational infrastructure to enable the Fund to engage in non-authorized participant primary market transactions. Each Fund therefore would not, for its part, initiate delisting of its shares with Cboe until after the requested relief is granted.4
The circumstances giving rise to this Application are highly unusual. Following the grant of an order pursuant to this Application, each Fund will distribute in liquidation all of its liquid assets to its shareholders in accordance with the Plan of Liquidation, less the Fund’s Reserve. Following that distribution, each Fund will have no assets of realizable value other than the amount so held in the Fund’s Reserve, and each Fund’s positions in Russian securities will not be transferable at that time by the Fund. If some or all of those Russian securities were at some point before the Termination Date determined to have a greater value than currently, it is possible that they would continue to not be transferable at that time. In addition, it is possible that even if a Fund’s Russian securities were able to be sold, local regulations may not permit the proceeds of any such sale(s) to be converted to U.S. dollars which are freely available to the Fund. Each Fund’s remaining portfolio assets – the Russian equity securities – will therefore remain in the Fund until they can be sold and converted into U.S. dollars (with the proceeds distributed to the Fund’s shareholders) or are permanently written off, in each case as determined by VEAC and approved by the Board. Relief permitting each Fund to suspend redemptions and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption orders submitted potentially out of the Fund’s Reserve or otherwise at a time when the Fund would have no or few assets to meet the redemption orders. In addition, suspension of redemptions prior to the initial distribution in liquidation will ensure that each Fund’s shareholders will participate in the
4 It is not anticipated that Cboe will delist a Fund’s shares before the Fund’s requested relief is granted by the SEC. As noted above, however, Cboe may, in its discretion, determine to delist a Fund’s shares at an earlier date, which would lead to these same consequences.
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liquidation and will be entitled to share both in the January 2023 liquidating distribution and in any subsequent liquidating distributions. The relief requested herein will permit all of each Fund’s shareholders to receive their proportionate share of the respective Fund’s net assets in an orderly liquidation.
Applicants submit that granting the requested relief would be for the protection of the shareholders of each Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that, in requesting an order by the Commission, Applicants’ goal is to ensure that all of each Fund’s shareholders will be treated appropriately and fairly in view of the otherwise detrimental effect on the Fund of the illiquidity of the Fund’s investments and the ongoing uncertainty surrounding the Russian equity markets. The requested relief is intended to permit an orderly liquidation of each Fund’s portfolio and ensure that all of the Fund’s shareholders are protected in the process.
IV.Conditions
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)The Board, including a majority of the independent Trustees, will adopt or has adopted the Plan of Liquidation for the orderly liquidation of each Fund’s assets and distribution of appropriate payments to the Fund’s shareholders.
(2)Pending liquidating distributions, each Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the 1940 Act and comply with the requirements of Rule 2a-7 under that Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the 1940 Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.
(3)Each Fund’s assets will be distributed to the Fund’s shareholders solely in accordance with the Plan of Liquidation.
(4)Each Fund and VEAC will make and keep true, accurate, and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).
(5)Each Fund and VEAC will promptly make available to Commission staff all files, books, records, and personnel, as requested, relating to the Fund.
(6)Each Fund and VEAC will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.
(7)VEAC, its affiliates, and its and their associated persons will not receive any fee for managing the Funds.
(8)Each Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders, and the winding-up of its affairs, as contemplated by the Plan of Liquidation.
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(9)Each Fund and VEAC will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund’s website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.
(10)Each Fund and VEAC shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

V.Applicable Precedent
The Commission has granted relief under Section 22(e)(3) in other unusual situations presenting shareholder protection needs.5
VI.Procedural Matters
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:
Allison M. Fumai, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797
Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.
VII.Conclusion
On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption and, if necessary, postpone the date of payment or satisfaction upon redemption for more than seven days. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

5 See In re iShares MSCI Russia ETF, a Series of iShares Inc., and BlackRock Fund Advisors, Rel. No. IC-34661 (August 3, 2022) (notice and temporary order); In re Voya Russia Fund, a Series of Voya Mutual Funds, and Voya Investments, LLC, Rel. No. IC-34578 (May 4, 2022) (notice and temporary order); In re Infinity Q Diversified Alpha Fund, a Series of Trust for Advised Portfolios, and Infinity Q Capital Management, LLC, Rel. No. IC-34198 (Feb. 22, 2021) (notice and temporary order); In re Third Avenue Trust and Third Avenue Management LLC, Rel. No. IC-31943 (Dec. 16, 2015) (notice and temporary order); In re The Reserve Fund, Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).
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Dated: December 28, 2022
VANECK ETF TRUST,
ON BEHALF OF VANECK RUSSIA ETF AND VANECK RUSSIA SMALL-CAP ETF
By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Secretary
VAN ECK ASSOCIATES CORPORATION
By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President

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Exhibit A-1
VANECK ETF TRUST
I, Jonathan R. Simon, do hereby certify that I am the Secretary of VanEck ETF Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of VanEck Russia ETF and VanEck Russia Small-Cap ETF, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and be it further
RESOLVED, that the proper officers of the Trust, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.
IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this December 28, 2022.

By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Secretary

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Exhibit A-2
VAN ECK ASSOCIATES CORPORATION
As Senior Vice President of Van Eck Associates Corporation (the “Company”), Jonathan R. Simon is authorized to sign and file this document on behalf of the Company pursuant to the general authority vested in him as a Senior Vice President.

By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President

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Exhibit B-1
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated December 28, 2022, for and on behalf of VanEck ETF Trust; (ii) that he is the Secretary thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
VANECK ETF TRUST,
ON BEHALF OF VANECK RUSSIA ETF AND VANECK RUSSIA SMALL-CAP ETF

By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Secretary

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Exhibit B-2
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated December 28, 2022, for and on behalf of Van Eck Associates Corporation; (ii) that he is the Senior Vice President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President

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Exhibit C
VANECK RUSSIA ETF AND VANECK RUSSIA SMALL-CAP ETF
PLAN OF LIQUIDATION AND TERMINATION OF SERIES
This Plan of Liquidation and Termination of Series (the “Plan”) is made by VanEck ETF Trust (the “Trust”), a Delaware statutory trust, with respect to VanEck Russia ETF and VanEck Russia Small-Cap ETF (each, a “Fund,” and together, the “Funds”), each a series of shares of beneficial interest and a segregated portfolio of assets of the Trust. Each Fund is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and termination of each Fund in conformity with all applicable provisions of Delaware law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Amended and Restated Declaration of Trust dated March 4, 2022 (the “Declaration of Trust”) and Amended and Restated By-Laws (“By-Laws”).
WHEREAS, the Trust’s Board of Trustees (the “Board”) has determined, on behalf of each Fund, following a recommendation from Fund management, that it is in the best interests of the Fund and its shareholders to liquidate and terminate the Fund; and
WHEREAS, Van Eck Associates Corporation serves as investment adviser to the Funds (such entity, along with any successor investment adviser to the Funds, being referred to herein as each Fund’s “investment adviser”); and
WHEREAS, by resolutions of the Board adopted on September 29, 2022, the Board considered and adopted this Plan as the method of liquidating and terminating each Fund in accordance with applicable provisions of Delaware law and the Trust’s Declaration of Trust and By-Laws;
NOW, THEREFORE, the liquidation and termination of each Fund shall be carried out in the manner hereinafter set forth.
1.Effective Date of Plan. This Plan shall become effective with respect to each Fund on December 28, 2022 (the “Effective Date”). Following the Effective Date, each Fund shall send to each of its shareholders a notice of the Board’s decision to liquidate and terminate each Fund.
2.Liquidation. As soon as practicable following the Effective Date, each Fund shall be liquidated (the “Liquidation”). This Plan is intended to constitute a plan of liquidation under Sections 331, 332, and 562 of the Code, as applicable.
3.Cessation of Business. Upon the Effective Date, each Fund shall not engage in any business activities, except for the purposes of winding up its business and affairs and reducing its assets to cash, and shall distribute the Fund’s assets, including as such assets have been reduced to cash, to its shareholders in accordance with the provisions of this Plan.
4.Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, all portfolio securities of each Fund not already converted to cash or cash equivalents shall be converted to cash or cash equivalents. If any portion of the assets of each Fund cannot reasonably practicably be converted to cash or cash equivalents during the period prior to the Termination Date, as such term is defined below, the Fund may, except as provided in Section 7(b) below, (i) pay one or more liquidating distributions by transferring, on behalf of its shareholders as of the close of business on or after the Effective Date, assets that were not able to be converted to cash
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to a liquidating trust, and/or (ii) as soon as reasonably practicable following the appearance of a market, convert such remaining portfolio securities to cash at a price designed to achieve best execution followed by the payment of one or more liquidating distributions in cash to its shareholders as of the close of business on the Effective Date, unless the Fund’s investment adviser determines that temporarily delaying such conversion would be in the best interests of Fund shareholders.
5.Liabilities. During the period prior to the Termination Date, each Fund shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Fund. If a Fund is unable to pay, discharge or otherwise provide for any liabilities of the Fund during the period prior to the Termination Date, the Fund shall make reasonable provision for the payment of such liabilities and any contingent liabilities as required by Section 3808 of the Delaware Statutory Trust Act, including, without limitation, retaining cash or cash equivalents (“Reserve”) in an amount that it estimates is necessary to discharge: (i) any unpaid liabilities and obligations of the Fund on the Fund’s books; (ii) such contingent liabilities of the Fund as the Trust’s officers may reasonably deem to exist; and (iii) Liquidation Expenses, as such term is defined below, other than Liquidation Expenses this Plan contemplates will be paid from the proceeds of the sale of Unmarketable Securities, as defined below.
6.Distribution to Shareholders; Escheatment.
(a) After giving effect to any dividends declared pursuant to Section 7 below and after making provision for payment of any liabilities pursuant to Section 5 above, each Fund’s assets will be distributed ratably among the Fund’s shareholders of record at the close of business on the Effective Date, in one or more liquidating distributions in the form of cash (except with respect to an interest in a liquidating trust). Upon payment of the final liquidating distribution related to any remaining Fund assets before a Fund is terminated, all outstanding shares of the Fund shall be redeemed automatically.
(b) Any remaining property held by a Fund after the Termination Date (as defined below) will remain in custody with the appropriate custodian (including any applicable foreign subcustodian) until any applicable dormancy period expires and will be escheated to the State of Delaware to the extent permitted by, and in accordance with, applicable law and regulation.
7.Receipt of Cash or Other Distributions After the Effective Date; Unmarketable Securities.
(a) Subject to Section 7(b) below, following the Effective Date, if a Fund receives any cash or other property that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other property will be paid or otherwise disbursed as contemplated by the Trust’s Policy for Distribution of Proceeds for VanEck Russia ETF and VanEck Russia Small-Cap ETF (the “Distribution Policy”) as in effect as of the Effective Date and attached hereto as Exhibit A.
(b)     (i) If, at the Effective Date, a Fund holds Unmarketable Securities, the Fund (A) will continue to hold such Unmarketable Securities for the period from the Effective Date through the Termination Date (as defined below), and (B) will instruct its custodian to continue to maintain a record of the Fund’s ownership of those Unmarketable Securities on its books and records.
(ii)    If, at any time prior to the Termination Date, a Fund’s investment adviser determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell such Unmarketable Securities in transactions on the principal exchange(s) for such Securities and unless the Fund’s investment adviser determines that temporarily delaying such a sale would be in the best interests of Fund shareholders, the Fund’s investment adviser may retain a broker, dealer, transition manager, or entity acting in a similar capacity (a “Transition
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Manager”) to sell such Unmarketable Securities as soon as reasonably practicable, consistent with seeking best execution for the Fund. The fees and expenses of any such Transition Manager shall be paid solely from the proceeds of any sale of Unmarketable Securities effected by it. A Fund may alternatively sell any or all Unmarketable Securities in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of the Fund’s investment adviser, the Board considers that such sales would be appropriate.
(iii)    Each Fund shall distribute the net proceeds of any sale of Unmarketable Securities contemplated by clause (ii) above, after giving effect to any liabilities and/or Liquidation Expenses pursuant to Section 5 above, in one or more additional liquidating distributions within 60 days after their receipt, the cost of such distribution to be paid solely from such proceeds; provided, however, that the Fund’s investment adviser may, in its discretion, delay any such distribution for up to an additional 90 days (or such longer period as it may determine to be in the best interests of shareholders) if it determines in its discretion that actual or potential legal, regulatory, or market developments are such that additional Unmarketable Securities may be sold during that period, whose proceeds may be combined with those previously received and undistributed.
(iv)    Each Fund will be terminated (A) upon payment of the final liquidating distribution and redemption of all outstanding shares of the Fund or as soon as practicable thereafter; (B) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (C) if earlier than (A) or (B), on a date on or after December 31, 2023 determined by the Board of the Trust upon recommendation of the Fund’s investment adviser (the “Termination Date”). In the case of (B) or (C), immediately prior to the Termination Date of a Fund, a final liquidating distribution of any portion of the Fund’s Reserve that has not yet been distributed by the Fund shall be made, whereupon all outstanding shares of the Fund shall be redeemed automatically, and any Unmarketable Securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board; the Fund will make no further distributions in respect of such Unmarketable Securities.
(v)    In the event of any inconsistency between the provisions of this Section 7(b) and any other provision of this Plan, this Section 7(b) shall control in respect of any Unmarketable Securities held by a Fund.
(vi)    The term “Unmarketable Securities” shall mean any securities shown on the books of a Fund as held by the Fund at the Effective Date and that cannot be transferred or disposed of by the Fund as of the Effective Date.
8.Satisfaction of Federal Income and Excise Tax Distribution Requirements. Each Fund may, as determined by the Fund’s investment adviser, declare and pay a dividend or dividends which with respect to each taxable year (or calendar year, if applicable) of the Fund until termination, together with all previous dividends qualifying for the deduction for dividends paid for such year under section 561 of the Code, shall have the effect of distributing to the shareholders of the Fund any remaining amounts of the Fund’s investment company taxable income and any remaining amounts of the Fund’s net capital gain, if any (after reduction for any capital loss carry-forward), in each case earned or accrued. Each Fund is eligible to declare and pay spillback dividends under section 855(a) of the Code, computed in each case without regard to any deduction for dividends paid with respect to each taxable year until termination, and any additional amounts necessary to avoid any excise tax described in section 4982 of the Code for the period of time from the Effective Date until termination.
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9.Expenses. Each Fund shall bear the expenses incurred in connection with carrying out this Plan with respect to the Fund, including, but not limited to, printing and legal expenses, audit and tax services fees, and the expenses of reports to shareholders (the “Liquidation Expenses”). All such expenses will be considered extraordinary expenses for purposes of any expense limitation in effect with respect to each Fund.
10.Powers of Board of Trustees. The Trust’s Board and, subject to the direction of the Board, its officers shall have authority to do or authorize any or all acts and things as provided for in this Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms, and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation, or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.
11.Amendment of Plan. The Board shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan with respect to a Fund as may be necessary or appropriate to effect the liquidation of the Fund, and the distribution of the Fund’s net assets to its shareholders, including without limitation postponement of the Termination Date, in accordance with the laws of the State of Delaware, the Investment Company Act, the Code, and the Declaration of Trust and By-Laws of the Trust, if the Board determines that such action would be advisable and in the best interests of the Fund and its shareholders.
12.Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned with respect to a Fund by resolution of the Trust’s Board at any time prior to the Termination Date if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for the Fund.
13.Filings. As soon as practicable following the earlier of the final distribution of a Fund’s assets to shareholders or the Termination Date of the Fund, the Trust shall file a notice of liquidation and termination of the Fund and/or any other documents as are necessary to effect the liquidation and termination of the Fund in accordance with the requirements of the Trust’s Declaration of Trust, Delaware law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Fund is so qualified, as well as the preparation and filing of any tax returns, including but not limited to the Fund’s final income tax returns, and Internal Revenue Service Forms 966, 1096, and 1099, as may be applicable. Upon the last to occur of the foregoing, the Fund shall be deemed terminated.
14.Further Assurances. The Trust shall take such further action, prior to, at, and after the Effective Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.
15.Governing Law. This Plan shall be governed and construed in accordance with the laws of the State of Delaware.

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VANECK ETF TRUST
on behalf of VanEck Russia ETF and VanEck Russia Small-Cap ETF
By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Secretary
VAN ECK ASSOCIATES CORPORATION
By:    /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President

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Exhibit A
Policy for Distribution of Proceeds for
VanEck Russia ETF and VanEck Russia Small-Cap ETF
I.BACKGROUND
Each of VanEck Russia ETF and VanEck Russia Small-Cap ETF (the “Funds”) currently is in the process of liquidating pursuant to a Plan of Liquidation and Termination of Series (“Plan”). Each Fund’s Plan governs, among other things, the distribution by the Fund of the proceeds of sales of the Fund’s portfolio investments during liquidation. Capitalized terms used in this policy have the same meaning as in the Plan.
This policy is intended to address the treatment of cash received by or on behalf of each Fund during or after the Fund’s liquidation (“Received Amounts”). The Fund will not be able to distribute such future proceeds to shareholders after the final liquidating distribution is paid and all outstanding shares of the Fund are redeemed.
Each Fund is a series of a Delaware statutory trust and will be subject to the laws of the State of Delaware. Delaware law sets the dormancy periods for different types of property and requires companies like VEAC to report and deliver abandoned or unclaimed property.
II.DISTRIBUTION
(1)Before the Termination Date. During the period before the Termination Date (as defined in each Fund’s Plan), if a Received Amount is received in respect of the Fund, such Received Amount will be combined with any proceeds of the Liquidation to be distributed to the Fund’s shareholders and will be distributed by the Fund in liquidating distributions in the manner described in the Plan.
(2)After the Termination Date. During the period after the Termination Date, if a Received Amount is received in respect of a Fund, such Received Amount will remain in custody with the appropriate custodian (including any applicable foreign sub-custodian) until any applicable dormancy period expires and will be escheated to the State of Delaware to the extent permitted by, and in accordance with, applicable law and regulation.

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